DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: [redacted]
[redacted]@dsm.com

DSM

Heerlen (NL), 26 November 2007

DSM NeoResins+ completes new factory for waterborne alkyd resins in Hoek van Holland, the Netherlands

DSM NeoResins+ has successfully completed the new water-based alkyd manufacturing unit at its existing site located in Hoek van Holland (the Netherlands). The new line will manufacture specialty water-based alkyd resins which will find their way to the markets for high-end decorative professional and DIY trim paints, stains and metal coatings. Being an important part of the broad water-based technology portfolio of **DSM NeoResins+**, the water-based alkyd resin family will grow substantially in the coming years as these resins (alone or in combination with acrylate emulsions and/or water based polyurethanes) are an excellent waterborne alternative to solvent-based coating systems.

"The new unit is one of the key building blocks in our turnaround towards a leading specialty resin manufacturer. Combined with the on schedule closure of our Landskrona site in Sweden, where mainly long-oil alkyds were manufactured, we are on track with our transformation to a more eco-friendly product portfolio," says Dimitri de Vreeze, Business Unit Director of **DSM NeoResins+**.

Ben van Kooten, Business Group Director of DSM Resins, comments: *"The investment in this new technology will further reinforce DSM's leadership position in specialty coating resins and it represents a further step towards the realization of DSM's ambition of generating EUR 1 billion in innovation-based sales by 2010 within the framework of its strategy Vision 2010. With this new manufacturing unit we are ready for the challenge to match the application performance of traditional solvent-based systems with water-based technology. For that we are offering an excellent alternative product range to achieve the VOC reduction targets that have been set for 2010 in connection with forthcoming European legislation."*

About DSM NeoResins+
DSM NeoResins+ is a leading, global supplier of innovative specialty resins that is focused on fulfilling the needs of the coatings and graphic arts industries. DSM NeoResins+ has 1,200 employees and operates seven manufacturing sites: in Frankfort and Wilmington (US), Shunde (China), Hoek van Holland and Waalwijk (Netherlands), Meppen (Germany) and Parets (Spain). Being focused on customer needs, it has five Application and Research & Technology Centers: in Wilmington (US), Shanghai and Shunde (China), Parets (Spain), Waalwijk and Zwolle (Netherlands), all supported by three Customer Service Centers: in Wilmington (US), Shunde (China) and Waalwijk (Netherlands). DSM NeoResins+ is headquartered in Waalwijk (Netherlands).

About DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.